Exhibit 99.1

Special Note Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate”, “estimate”, “plan”, “project”, “continuing”, “ongoing”, “expect”, “we believe”, “we intend”, “may”, “should”, “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	projections of revenue, earnings, capital structure and other financial items;

●	statements of our plans and objectives;

●	statements regarding the capabilities and capacities of our business operations;

●	statements of expected future economic performance; and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update this forward-looking information. Nonetheless, the Company reserves the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this Report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements included elsewhere in this report. In this report, the terms “we”, “the Company” and “our” refer to Lianluo Smart Limited, a British Virgin Islands company (“Lianluo Smart”), Beijing Dehaier Medical Technology Company Limited (“BDL”), and Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (“LCL”), our operating subsidiaries in the People’s Republic of China. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

This section should be read together with the unaudited condensed consolidated financial statements attached as an exhibit to this report on Form 6-K.

Overview

Business Overview

Lianluo Smart focuses on four business sectors: medical wearable devices, smart devices, smart ecosystem platform and OSAS service.

The medical wearable sector focuses on wearable sleep respiratory devices. The Company develops and distributes medical devices, focusing primarily on sleep respiratory solutions to Obstructive Sleep Apnea Syndrome (“OSAS”) since 2010. It provides users with medical grade detection and monitoring, long-distance treatment and integration solution of professional rehabilitation. The Company now has professional and accurate collection and valuable big-data analytic technology, which can scientifically and accurately collect and count user data, and provide chronic and high-risk patients with long-distance treatment and professional rehabilitation.

The smart devices sector is specialized in operating easy-use smart devices for sports, social contact, entertainment, remote-control, family health management, which can connect things and humans in an intelligent way. The Company continuously upgrades key algorithms based on big data and develops smart devices based on the combination of hardware and software. This sector will cover several areas, including smart home, smart traveling and smart entertainment.

In the smart ecosystem platform sector, the Company intends to build an ecosystem to facilitate interconnection among smart products and between smart products and users. This ecosystem is designed to address anticipated future trends and user demands. It incorporates wearable devices, home furnishings, mobile smart devices and other smart devices with cloud computing.

In the OSAS sector, starting from fiscal 2018 the Company has been providing examination service to hospitals and medical centers through our developed medical wearable device. Doctors could refer to examination result provided by the device in making diagnosis regarding OSAS. We have established strong cooperation with many China’s large medical check-up centers, such as Meinian Hospital, Ciming Hospital and Sonqao Health Checkup Institution’s high-end physical examination center, to reach and serve their clients. As of the date of this report, we have agreed to cooperate with 33 check-up centers in 19 cities.

We are currently researching new products and evaluating business opportunities in our smart devices and smart ecosystem platform sectors.

We design, develop and market our own branded medical products and medical components. Since we do not operate any fully scaled manufacturing facilities, we contract some of the medical components to outside manufacturers in China. Most of our branded products require light assembly by us before distribution.

We completed the corporate and business restructuring plan of scaling down and discontinued, as appropriate, our unprofitable traditional medical equipment business. We aim to concentrate our resources to develop medical wearable devices, smart devices, smart ecosystem platform and OSAS service as our major businesses.

Recent Business Developments

In 2019, BDL and LCL have terminated the employment of over 40 employees due to the business downturn. Most of these former employees filed complaints with Beijing Changping District Employment Dispute Arbitration Commission and Beijing Shijingshan District Employment Dispute Arbitration Commission, respectively, claiming that BDL and LCL failed to pay them, among others, certain salaries, overtime fees and compensations upon terminations. As of the date of this report, BDL and LCL have entered into settlement agreements with 37 former employees and intend to settle all of the disputes through negotiations with these former employees.

On January 24, 2019, Shenzhen JustDo Display Technology Co., Ltd. (“Shenzhen JustDo”) filed an arbitration application with Beijing Arbitration Commission against BDL, claiming that BDL’s failure of payment for goods in 2018 constituted a breach of a purchase contract entered into by and between Shenzhen JustDo and BDL. On February 21, 2019, BDL submitted an answer to complaint, claiming that JustDo’s delay in delivery of goods constituted a breach of the purchase agreement, and the amount of purchase price payable to JustDo shall be determined according to the quantity of goods actually received by BDL. On May 10, 2019, the parties reached a settlement agreement as administered by Beijing Arbitration Commission under which BDL paid Shenzhen JustDo RMB342,000 (approximately $49,829) for delivered goods and RMB21,702 (approximately $3,162) as Shenzhen JustDo’s attorney’s fees and arbitration fees.

On May 9, 2019, Tianjin Wuqing Bohai Printing Co., Ltd. (“Wuqing Bohai”) filed an arbitration application with Beijing Arbitration Commission against BDL, claiming that BDL failed to pay for goods in according to purchase contracts entered into with Wuqing Bohai in 2017 and 2018 and requested BDL to pay Wuqing Bohai an amount of RMB119,770 (approximately $17,450), plus RMB 10,000 (approximately $1,457) for the expenses for keeping goods that BDL failed to accept. On June 5, 2019, BDL submitted an answer to compliant, claiming that it has not received some goods. Wuqing Bohai also failed to provide required invoices for some received goods. As a result, BDL should only be responsible for the purchase price of RMB48,450 (approximately $7,059). We intend to continue to vigorously defend ourselves in this proceeding.

Growth Strategies

We plan to expand our product portfolios in smart wearable medical device and start to provide reliable products in smart device and smart ecosystem platforms through continuing investments in research and development and pursuing attractive opportunities to acquire complementary products and technologies and strategic collaboration with partners.

In smart wearable medical device products, we plan to establish an accurate, efficient and innovative sleep diagnostic system by developing advanced technologies and focusing on research and development of proprietary products to provide a sleep respiratory solution. We will broaden and differentiate our target markets by cooperating with different types of medical institutions and individual customers across China.

We will keep continuously distributing our sleep respiratory solutions to hospitals, check-up centers and other healthcare institutions in China to penetrate the domestic market of OSAS diagnosis, and to grow sales and service revenues. We will develop our sleep respiratory solution business by active marketing and expanding, and leverage our well-established distribution network resources to reach more and more potential customers and partners. We seek to partner with more hospitals and check-up centers across China and to enlarge the scope of OSAS diagnostic services that we are able to provide in order to solidify our market position in this area and drive our revenue growth.

In the smart device and smart ecosystem platform products, we are dedicated to the development and distribution of easy-using smart devices for sports, social contact, entertainment, remote-control and family health management. This ecosystem is designed to address anticipated future trends and user demands.

Results of Operations

Overview

Our Company’s business of product sales is divided into two parts: (i) medical products (including supporting products such as operating room products, ventilators, medical emergency products and medical air compressor products); (ii) mobile medicine (including wearable sleep respiratory solution for OSAS.

For the six months ended June 30, 2019 and 2018, our total revenues amounted to $242,213 and $301,293, respectively. For the first half year of 2019, we continued to redirect our operations from unprofitable product sales of medical products and mobile medicines to marketing and expanding OSAS diagnosis services in hospitals and physical examination centers.

We believe these changes are crucial to improve our competitive advantages in the industry in the future. By reducing our reliance on our less profitable medical devices assembly and distribution businesses, we are able to leverage our resources to develop smart health products and services, which we see as a positive development and focus for the future of our Company. Our long-term goal is to gradually decrease our production business and focus instead on developing a complete mobile health operation platform.

We have continued to establish relationships with pilot hospitals to deliver our wearable solutions and products for OSAS, driving the market growth in the hospitals in the regions where the pilot hospitals located, which helped to push forward our strategic market expansion for public hospitals. So far, wearable diagnosis and analysis systems for OSAS have been successfully delivered to major hospitals throughout China. We aim to intensify usage of our system in those hospitals and other institutions where we have already successfully launched. Our target is to gradually promote our business from sleep centers, respiratory departments, and Ear/Nose/Throat (E.N.T.) departments to other hospital departments with strong demand for sleep monitoring including those accommodating patients seeking care (inpatient and outpatient) for key chronic diseases, such as hypertension, heart disease, diabetes and strokes.

We have also targeted the private physical examination centers market. Our wearable OSAS diagnosis and analysis system has been successively launched in Ciming Aoya Hospital and Sonqao Health Checkup Institution. The number of customers for sleep diagnostic services has been growing and our products and services have been well appreciated.

In addition, we are exploring the feasibility of cooperating with commercial health insurance companies in the development of sleep respiratory solutions. In the long run, we expect to work with insurance companies to launch health insurance program providing OSAS diagnosis and analysis for their insurances. We will continue to focus on sleep health with our comprehensive OSAS solution system, aiming to become the domestic product and service provider in this market.

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

We believe that historical period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

(In U.S. dollars)	For Six Months Ended
	June 30,
	2019	2018

Revenues	$242,213	$301,293
Costs of revenue	(418,227)	(333,995)
Gross loss	(176,014)	(32,702)

Selling expenses	(556,213)	(1,131,219)
General and administrative expenses	(1,753,718)	(2,028,028)
Provision for doubtful accounts	(43,873)	(33,621)

Operating loss	(2,529,818)	(3,225,570)

Financial expenses	(7,911)	(8,725)
Other income	21,682	23,100
Other expense	(18,044)	(124,159)
Unrealized loss on securities	(678,304)	-
Change in fair value of warrants liability	(99,820)	(110,021)
Loss before provision for income tax	$(3,312,215)	$(3,445,375)

Revenues

Our total revenue decreased by 20% from $301,293 for the six months ended June 30, 2018 to $242,213 for the six months ended June 30, 2019, mainly due to the decrease in revenue from product sales by $89,153, partially offset by the increase in service revenue from the provision of OSAS diagnostic services of $30,073. Starting from 2018, we redirected our operations from unprofitable product sales of medical products and mobile medicines to marketing and expanding OSAS diagnosis services in hospitals and physical examination centers. In the first half of 2019, our revenue from sale of medical equipment and provision of technical services in relation to OSAS was $141,272 and $100,941, respectively, compared to $230,425 and $70,868 for the same period last year.

Costs of Revenue

Cost of revenues primarily includes costs of our finished goods, parts for assembly, wages, handling charges, depreciation on our productive plant and equipment, amortization of software copyrights and other software related to our products, and other expenses associated with the assembly and distribution of product. Our costs of revenue increased by 25% from $333,995 for the six months ended June 30, 2018 to $418,227 for the six months ended June 30, 2019, mainly a result of depreciation on productive assets used in the provision of OSAS diagnostic services.

Gross Loss

Our gross loss was $32,702, or 11% of our total revenue for the six months ended June 30, 2018 while our gross loss is $176,014, or 73% of our total revenue in the same period of 2019. We incurred significant amounts of relatively fixed costs of revenues, in particular depreciation and amortization of our long-lived assets related to our product and service revenues in 2019 and 2018, resulting in a high gross loss both in dollar terms and in percentage terms.

Selling Expenses

Our selling expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions, and costs associated with advertising and other marketing activities, and depreciation expenses related to equipment used for sales and marketing activities.

Our selling expenses decreased by 51% from $1,131,219 for the six months ended June 30, 2018 to $556,213 for the six months ended June 30, 2019. In order to control costs, in 2019 we reduced our sales team headcount and participated in fewer promotional events and exhibitions.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and benefits and related costs for our administrative personnel and management, stock-based compensation and expenses associated with our research and development, registration of patent and intellectual property rights in China and abroad, fees and expenses of our outside advisers, including legal, audit and patent registration expenses, other expenses associated with our administrative offices, and the depreciation of equipment used for administrative purposes.

Our general and administration expenses decreased by 14% from $2,028,028 for the six months ended June 30, 2018 to $1,753,718 for the six months ended June 30, 2019. The decrease was mainly caused by stock-based compensation to employees and non-employees, which decreased from $1,001,459 in the six months ended June 30, 2018 to $69,177 in the same period of 2019, partially offset by an increase in other staff costs of $442,767, mainly a result of compensation incurred in relation to the reduction of headcount in 2019.

Provision for Doubtful Accounts

Our provision for doubtful accounts increased by 30% from the amount of $33,621 for the six months ended June 30, 2018 to $43,873 for the six months ended June 30, 2019. A reserve for doubtful accounts on our receivable, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Accounts receivable balances are charged off against the reserve after all means of collection have been exhausted and the potential for recovery is considered remote.

Operating Loss

As a result of the foregoing, we incurred an operating loss of $2,529,818 in the six months ended June 30, 2019, compared to an operating loss of $3,225,570 in the same period of 2018, representing a decrease of 22%.

Unrealized Loss on Securities

Equity investments with readily determinable fair values are measured at fair value. We had unrealized losses of $678,304 for the six months ended June 30, 2019, compared to $nil in the same period of 2018. In 2018, the carrying value of our non-marketable equity securities was adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). No gains and losses on non-marketable equity securities, realized and unrealized, were recognized in 2018.

Change in Fair Value of Warrants Liability

For the six months ended June 30, 2018, the loss related to changes in the fair value of warrants liability was $110,021, compared to a loss of $99,820 for the six months ended June 30, 2019, relating to the warrants issued to our major shareholder, Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“HLI”) in 2016. The warrants, together with restricted common shares, were issued pursuant to a securities purchase agreement with HLI in August 2016.

Taxation

We incurred taxable loss in the six months ended June 30, 2019 and 2018 and had no income tax expenses.

Net Loss and Net Loss Attributable to Lianluo Smart Limited

As a result of the foregoing, we had net loss and net loss attributable to the Company of $3,312,215 for the six months ended June 30, 2019, compared to $3,445,375 in the same period of 2018.

Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

We have suffered recurring losses from operations, and recorded a working capital deficit of $937,906 as of June 30, 2019. These conditions raise substantial doubt about our ability to continue as a going concern. The ability to continue as a going concern is dependent upon our profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay our liabilities arising from normal business operations when they become due.

Our principal sources of liquidity have been proceeds from issuances of equity securities and loans from related parties. We entered into a loan agreement with HLI during the six months ended June 30, 2019 to obtain a loan of $728,500 (RMB5,000,000) for a period of 12 months with 8% annual interest. As of June 30, 2019, the Company owed principal and interest totaled $737,040 to HLI.

During the six months ended June 30, 2019, we also entered into a loan agreement with Digital Grid (Hong Kong) Technology Co. Ltd (“Digital Grid”) to provide a loan of $85,000 to Digital Grid for a period of 12 months with 3.5% yearly interest rate. Digital Grid is a wholly-owned subsidiary of HLI. At the same time, the Company borrowed a loan of $90,000 from Digital Grid for a period of 12 months with 3.5% yearly interest rate. As of June 30, 2019, the Company owed a net principal and interest of $4,345 to Digital Grid.

In the event that we require additional funding to finance the growth of our current and expected future operations as well as to achieve our strategic objectives, HLI has indicated the intent and ability to provide additional financing to us. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, if needed, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case of equity financing.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue as going concern.

As of June 30, 2019, we had $53,548 in cash and cash equivalents. As of December 31, 2018, we had $477,309 in cash and cash equivalents.

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended June 30, 2019 and 2018:

(In U.S. dollars)	For Six Months Ended June 30,
	2019	2018

Net cash used in operating activities	$(1,042,599)	$(2,454,528)
Net cash used in investing activities	(68,698)	(5,870,535)
Net cash provided by financing activities	818,500	2,767,851
Effect of exchange rate fluctuations on cash and cash equivalents	(130,964)	(178,370)
Net decrease in cash and cash equivalents	(423,761)	(5,735,582)
Cash and cash equivalents at beginning of period	477,309	6,809,485
Cash and cash equivalents at end of period	$53,548	$1,073,903

Cash Flows from Operating Activities

Net cash used in operating activities was $1,042,599 for the six months ended June 30, 2019, as compared to $2,454,528 for the same period in 2018. The reason for this decrease in cash outflows is mainly due to an increase in cash inflow from inventory (including inventory obsolescence) by $1.2 million, from a cash outflow of $1.0 million in the six months ended June 30, 2018 to a cash inflow of $0.2 million in the same period in 2019.

Cash Flows from Investing Activities

Net cash used in investing activities for the six months ended June 30, 2019 was $68,698, compared to $5,870,535 for the same period of 2018. The cash used in investing activities in the six months ended June 30, 2019 was mainly attributable to the loans of $85,000 to Digital Grid. The cash used in investing activities in the same period in 2018 was mainly attributable to a loan of $6,000,000 to Digital Grid.

Cash Flows from Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2019 was $818,500, which was a result of obtaining short-term loans of $728,500 from HLI and $90,000 from Digital Grid for twelve months. Net cash provided by financing activities for the six months ended June 30, 2018 was $2,767,851, which was mainly a result of obtaining short-term loans of $2.75 million from HLI for twelve months.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.